UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 333-224459

Seadrill Limited

(Exact name of registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 8, 2020, Seadrill Limited (the “Company”) issued a press release announcing that on March 26, 2020 it received notice from the New York Stock Exchange, Inc. (the “NYSE”) indicating that the Company is not currently in compliance with certain of the NYSE’s continued listing standards. The NYSE requires a listed company’s stock to maintain an average closing price per share in excess of $1.00 for a consecutive 30 trading day period. As of March 24, 2020, the average closing price per share of the Company over the preceding 30 trading day period was $0.99. Under the NYSE’s rules, the Company has a period of up to six months, to bring its share price and 30 trading day average price back over $1.00. If the Company determines to remedy the non-compliance by taking action that will require shareholder approval, the six-months cure period requirement does not apply, as long as the Company seeks shareholder approval by no later than its next annual general meeting, and implements such action promptly afterwards. The Company’s common shares will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with other continued listing standards of the NYSE. The Company has responded to the NYSE to confirm its intent to cure this noncompliance. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

ITEM 2.	EXHIBITS

Exhibit Number	Description

99.1	Press Release dated April 8, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

By:	/s/ Anton Dibowitz
Name:	Anton Dibowitz
Title:	Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)

Date: April 8, 2020

3